

INVEST IN **TERRASHROOM**

Revolutionizing Home Mushroom Cultivation With the Terrashroom Smart Grow Chamber

terrashroom.io   Austin, TX   🐦 in f 📷 🔊 ♪

| Food & Beverage | Consumer Goods | Retail | B2C | Biotech |

Highlights

(1) Terrashroom is an automated mushroom grow computer that makes mushroom growing effortless

(2) 🤑 6,500+ paid customers & 25,000+ on the pre-launch email waitlist



3 ⚙️ Product is currently being manufactured & will start shipping the first batch in early spring.

4 $50.3B/yr spent on mushrooms & market is rapidly growing.

5 🦄 Top tier team and advisors, multiple unicorn exits

6 🧑 World class advisors behind massive consumer product companies

Featured Investor

 **Luis Villasenor**
Invested **$100,000** ⓘ

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"Investing in cutting-edge automated mushroom cultivation isn't merely a financial decision; it's about backing a transformative vision for a healthier lifestyle. As someone deeply invested in personal wellness, the concept of effortless mushroom cultivation resonates profoundly with me. It represents a shift towards self-reliance and empowerment.

Imagine effortlessly growing your own nutrient-rich mushrooms at home, regardless of your gardening expertise. This innovative system removes the complexities of mushroom cultivation, making it accessible to everyone.

One of the most compelling aspects of this endeavor is its potential health benefits. Mushrooms are packed with essential nutrients and medicinal properties. From bolstering immunity to supporting cognitive health, mushrooms offer a myriad of wellness benefits. With this system, one can enjoy a constant supply of fresh, organic mushrooms, knowing their source and cultivation process.

As an investor, I have unwavering faith in the potential of this project to make a positive impact. The dedicated team behind it is driven by a shared passion for enhancing well-being, and I trust in their ability to bring this innovative technology to fruition."



Other investors include <u>Justin Mares,</u> <u>Kevin Espiritu,</u> <u>Anthony Gustin</u>

Our Team



Jared Steele CEO

Former sales director that helped grow startup from $0 - $12M ARR in <1yr. Pre-IPO @ Unity. 6+ years of mushroom growing experience.

Problem: growing mushrooms is tedious, complicated, and has a high failure rate. Solution: a fail-proof, automated mushroom grow chamber that makes mushroom growing effortless.

Justin Balthrop CTO (fractional)

Former co-founder/CTO of Bird Scooter (0 - IPO @ $1.3B mkt cap peak). Prev. Yammer.

James Elliott Head of Product

Our all-knowing engineer with a bleeding passion for mechanical engineering and mycology

Don Greenley Mechanical Engineering Lead

12+ years of experience designing & manufacturing a wide range of home, performance automotive, and consumer electronic products for companies like UPS, Coca-Cola, L.L. Bean, & Frito-Lay.

Kolton Mente VP of Operations

Former Private Equity Investor at a $14bn managed fund turned serial entrepreneur with multiple small exits. Has helped start, manage, and scale operations for multiple companies, with the most recent going from 0-18mm ARR in 12 months



Justin Mares Advisor

Founder of ecommerce & d2c brands Kettle & Fire, Perfect Keto & others. Combined $100M+/yr revenue.



Kevin Espiritu Advisor

Founder/CEO of Epic Gardening, the largest multi-platform gardening education and products company in the world. The mission is simple: teach the world to grow.



David Littleton Advisor

Lead company to $158M acquisition by Solar City. Multi-decade career as COO & VP of Global Manufacturing & Supply Chain.



Pavel Bayborodin Advisor

Founder/CEO of leading IOT SaaS Biz: Blynk Expert in design, UX & product dev

The Spore Rush is Here





Terrashroom is an automated, intelligent mushroom grow chamber that allows anyone, anywhere, to grow mushrooms at home.

The spore rush is here

A fundamental shift is taking place in the world of mushrooms.

Between the covid-induced creator/DIY economy, the rapid ascent & popularization of mushrooms & psychedelics, and the mental health crisis that has swept the nation, we're seeing the perfect macro-market conditions for Terrashroom to flourish.

People see the unquestionable health, nutritional, & spiritual benefits of mushrooms & are eager for a solution to grow their own.





Built by a world-class team that's generated massive results



Jared Steele
Founder/CEO

- Former sales director that grew $0 → $12M in ARR <1 yr. for Y Combinator startup.
- Pre-IPO at Unity Technologies
- 6+ years of mushroom growing experience
- *Fun fact: Jared's birthday is on national magic mushroom day*



Vince DePalma
CTO

- Previous VP of Engineering at Goldman Sachs
- Programming computers since 15 years old
- Early employee for multiple successful exits, over $5B in value creation for investors

Advisory board



Justin Mares
Lead investor + advisor

- Serial entrepreneur in multiple successful consumer products co's.
- Brands generate $100M+/yr in revenue.



David Littleton
Mfg. + hardware advisor

- Designed & manufactured millions of hardware products globally.
- Helped lead previous company to $158M acquisition by SolarCity.



Kevin Espiritu
Social media advisor

- #1 largest gardening YouTube with 2.37M subscribers.
- 2nd most trafficked gardening website in the US with 20M unique visitors per year.

visitors per year.



Pavel Bayborodin
IoT advisor

- Founder/CEO of IoT platform Blynk.io
- Blynk has grown & manages:
  - 800k connected devices
  - 500k users
  - 1.5M downloads
  - Used in 176 countries
  - 300B hardware messages processed monthly.



Chris Mikulin
Paid media advisor

- Founder/CEO of Kulin Co. & Oddit.
- Generated $750M+ in revenue for consumer products.
- Specializes in growing ecommerce brands to 8-figs+ in revenue.

Together we've generated **millions in revenue** & **billions in exits**

SolarCity KULIN IDEO EPIC GARDENING Goldman Sachs unity Blynk Kettle & Fire PERFECT KETO Surely oddit GEMINI DARKTRACE asana National Science Foundation

Growing mushrooms has been complicated & an eyesore





Traditional grow methods are complicated, ugly, and have high risk of contamination from mold & pathogens 🤮🤮🤮

Top 5 reasons why consumers don't grow mushrooms

(1) Most mushroom grow bins are **ugly & an eyesore**

(2) High risk of **contamination** from mold, bacteria, & other pathogens

(3) Mixing & sterilizing soil-like substrates is a **huge hassle & messy**

(4) **Huge time commitment** preparing & maintaining mushroom grows

(5) **Too complicated** to learn & implement multi-step process

There's a budding curiosity from mainstream consumers to grow their own mushrooms.

The traditional mushroom preparation + cultivation process is time intensive, messy, & confusing for most who are mushroom-curious.

Terrashroom simplifies the entire mushroom growing process & makes it beautiful.

We understand consumers purchase with their eyes. That's why we've spent extensive time building a beautiful mushroom grow chamber that consumers fall in love with.



Terrashroom helps anyone grow lab-grade mushrooms with zero experience

experience

11:35
Lion's Mane
13 days
4.28
300g
About
Order again
terrashroom
82
96

Why Terrashroom?







Always fresh & organic

Grow mushrooms that are free from pesticides & toxic chemicals.

Made for beginners

As simple as using a microwave that's controlled from your smartphone.

Mess-free design

No mixing or handling messy substrates required.



Guaranteed grows

Guaranteed successful harvests or your money back.



Speedy harvest time

Accelerate your harvests & start picking fresh mushrooms in as little as 14 days.



Simple & fast setup

Turn on, add water, & start growing mushrooms. We make it effortless.

We've engineered the perfect system to grow lab-quality mushrooms at home

Packed with smart growing technology



Mood LED
lighting

lighting

autofocus
timelapse camera

Temperature +
humidity sensor

Tempered
glass dome

Antimicrobial
UV light

Soil-free
grow bed

Smart water
recycling

Ultrasonic
water atomizer

CO2
circulation fan

Replaceable
air filter

Atmospheric
heater

Wifi
connected



Anyone can grow mushrooms in 4 simple steps

(1) **Select mushrooms** to grow from our ready-to-grow mushroom cakes, or inoculate with your own spores.

(2) **Add water** into the terrashroom no-spill water tank

(3) **Set grow settings** for the mushroom species you want to grow in our iOS/Android smartphone app.

(4) **Harvest** delicious mushrooms in as little as 2 weeks.



Gone are the days of struggling with complex environmental variables and delicate care routines.

With Terrashroom, growing any mushroom species at home is as simple as placing an included mushroom grow cake in the chamber, adding water, and following the fail-proof guide on our smartphone app.

Our smart system takes care of the rest, adjusting temperature, humidity, air circulation, and lighting for optimal growth.

This ensures a successful harvest within as little as 2 weeks.





We created strong demand that is growing rapidly

20,000+

Pre-launch waitlist members

5,600+

Paid pre-orders + deposits

Terrashroom is on track to be the market leader in the mushroom growing space

Explosive demand that's immune to economic conditions

Terrashroom's innovative and aesthetic solution is proving a strong growth in our customer base while keeping our acquisition costs remarkably low.

Healthy forecasted profit margins derived from our customer's lifetime value, which includes both the smart chamber sales and the monthly subscription, assures that we're on a steady and sustainable path towards profitability.

Our community loves what we're building



[redacted]
Preordered! Beyond excited to live a healthier life 😁
[redacted]
I want 5
3-29 Reply
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Amazing 😍
[redacted] 2w
Just preordered!!! I can't wait 👏🏾👏🏾
[redacted] Cannot waiiiiiiiiiiiiiit ahhhhhhhh!!! 🔥🔥🔥🔥🔥 🙌🙌
[redacted]
😳 OMG!!!! ❤️ it's gorgeous.
3-31 Reply
[redacted] 4w
Awesome, i pre-ordered one for our cyberpunk speakeasy. 📺 👾 🍄
[redacted] Can't wait to have one of these sitting on my desk 🤙🏼
Preordered! Beyond excited to live a healthier life 😁
[redacted] Yall I love your vision and mission statement! We share that in common 😀 wish the best for you! I hope 2023 is my year to follow in your footsteps for a socially ethical start up!
[redacted]
I pre-ordered.. super excited about this! Living, growing Art that is practical. Love it!
[redacted]
I want a bookshelf full of 'em
1d Reply
[redacted]
Ohhhh the rainbow light! 😍 Impatiently patiently waiting for my preorder 🍄 🥰
4-27 Reply
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A multi-billion dollar opportunity that's steadily growing

Terrashroom is a sitting at a rare cross-section of opportunity of agriculture technology, home appliances, health & wellness, & even homeopathic medicine.

3 emerging categories that have massive potential



Gourmet
(cooking mushrooms)



$50.3B/yr
Global market size

Functional
(cognitive brain boosting mushrooms)

$26.2B/yr
Global market size





Medicinal
(psycho-theraputic mushrooms)

$10.7B/yr
Global market size

A business model centered around recurring revenue

IoT device platform
(grow chamber)

$399
per device





Subscription
(replacement cakes)

$29
per month





In-app upsells + partnerships

1. **Digital platform services:** Telehealth + psychotherapy services ($42B/yr)
2. **Differentiated grow products:** Carnivorous plants & tropicals ($17.93B/yr)
3. **Consumables:** Mushroom coffee & supplements ($26.2B/yr)

Substantial medical + health benefits from top researchers



"Mushrooms, with their unique sensory and culinary functional properties, may help Americans move toward healthier, plant-based choices"



Mary Jo Feeney and others, Mushrooms and Health Summit Proceedings
The Journal of Nutrition, Volume 144, Issue 7, July 2014,
Pages 1128S–1136S, https://doi.org/10.3945/jn.114.190728

Mushrooms "administered in the context of supportive psychotherapy ...produced large, rapid, and sustained antidepressant effects"



Davis AK, Barrett FS, May DG, et al.
Effects of Psilocybin-Assisted Therapy on Major Depressive Disorder:
A Randomized Clinical Trial. JAMA Psychiatry.
2021;78(5):481–489. doi:10.1001/jamapsychiatry.2020.3285



"Myco-foods are rich in protein and can be cultivated anywhere using a fraction of the space required for traditional agriculture"

Pflueger-Peters, Noah.
"Farms, Fungi and Food: Growing the Next Generation of Alternative Protein." UC Davis, 8 December 2022,
www.ucdavis.edu/food/news/farms-fungi-food-growing-next-generation-alternative-protein.

"Edible mushroom extracts exhibit favourable therapeutic and health-promoting benefits, particularly in relation to diseases associated with inflammation"



Muszyńska, Bożena et al.
"Anti-inflammatory properties of edible mushrooms: A review."
Food chemistry vol. 243 (2018): 373-381. doi:10.1016/j.foodchem.2017.09.149

We're copying the same business model that generates billions for

model that generates billions for other home IoT devices

KEURIG



$4.43B/yr revenue

ring



$1B acquisition

TRAEGER



$765M /yr revenue

sodastream



$900M /yr revenue

nest


Heat set to
18
Indoor 18

$3.2B acquisition

Invest in our mission to help anyone grow their own mushrooms

The expansive world of mushrooms allow us to see the beginning of the future. A future that will normalize humans growing their own food,

medicine & spiritual experiences.

We are staring in the face of a billion-dollar opportunity; the intersection of the spore rush & a unique opportunity to be a category creator in a rapidly emerging market with unmet customer demand.

Coupling the timing, market demand, and a world-class team of operators, advisors, & investors, the future for Terrashroom is both bright & expansive - or as mentioned by Marc Andressen, "something magical happens".

As we extend our marketing efforts, see changes in policy & public opinion, and identify ever-increasing product vertical + expansion opportunities, the future looks bright.

The potential for Terrashroom to achieve $10M+ in revenue within the next 18 months, $50M+ within 3 years, and $100M+ over the next 5-10 years seems more possible than ever.

Forward-looking projections are not guaranteed.

In closing, we couldn't be more excited to be building a product & an organization that we believe will have a significant impact on the wellbeing of millions of lives.

Your help & contributions are powering us forward & we're immensely grateful to be working alongside & guided by such gifted & incredible individuals.



Sincerely,

Jared Steele

Founder/CEO, Terrashroom